Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

January 27, 2020

To:	To:
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Demand to exercise rights prior to filing derivative claim and application for disclosure of documents

Tel Aviv, Israel – January 27, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) announced today that further to Bezeq’s Immediate Report dated January 23, 2020 regarding a demand for the exercise of rights before filing a derivative claim in connection with the determination of the Antitrust Commissioner, dated September 4, 2019, regarding exploitation of Bezeq’s position on the passive infrastructure issue, a supplementary report is hereby submitted that on January 26, 2020 another application was received in the same matter.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.